UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           PRAXIS PHARMACEUTICALS INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   74005X 10 7
                                 (CUSIP Number)


FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, #300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                OCTOBER 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  74005X 10 7                                               PAGE 2 OF 5


                                  SCHEDULE 13D



     1        NAME OF REPORTING PERSON                             DAVID STADNYK

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
              (See Instructions)                                        (b) [ ]
     4        SOURCE OF FUNDS (See Instructions)
              OO
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              CANADIAN

  NUMBER OF                        7                 SOLE VOTING POWER
   SHARES                                            916,110 SHARES
BENEFICIALLY                       8                 SHARED VOTING POWER
  OWNED BY                                           -0-
   EACH                            9                 SOLE DISPOSITIVE POWER
 REPORTING                                           916,110 SHARES
PERSON WITH                        10                SHARED DISPOSITIVE POWER
                                                     -0-
    11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   916,110 Shares
    12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES (See Instructions)                                 [ ]
    13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.2%
    14             TYPE OF REPORTING PERSON*
                   IN

 INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7            2 OF 5
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  74005X 10 7                                               PAGE 3 OF 5



ITEM. 1           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Praxis Pharmaceuticals Inc., a Utah corporation formerly known as Micronetics, Inc. (the "Issuer"). Its principal executive offices are located at 595 Hornby Street, Suite 600, Vancouver, British Columbia, V6C 1A4 Canada.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is David Stadnyk. Mr. Stadnyk is a Canadian citizen whose residence address is 430 - 744 Hastings Street, Vancouver, BC V6C 1A5 Canada. Mr. Stadnyk's principal occupation is executive Director of Alexander Cox & Co., based in Sydney, Australia, and Vancouver, British Columbia, which engages in financial consulting and venture capital funding.

During the past five years Mr. Stadnyk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Stadnyk has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As  the   result   of  a  reverse   acquisition   transaction   between   Praxis
Pharmaceuticals, Inc., a Nevada corporation ("Praxis-Nevada") and the Issuer, Mr. Stadnyk received 700,000 shares of common stock of the Issuer.


ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Stadnyk acquired 700,000 shares of Common Stock of the Issuer as part of the efforts of the Praxis-Nevada to gain control of this company. The Issuer issued a total of 5,000,000 shares of its common stock to the 13 shareholders of
Praxis-Nevada. Immediately after the transaction, the shareholders of Praxis-Nevada held approximately 98% of the outstanding shares of the Issuer.

Other than described above, Mr. Stadnyk has no other present plans or proposals which relate to or would result in:

         (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (2) any material change in the present capitalization or divided policy of the Issuer;

         (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

CUSIP NO.  74005X 10 7                                               PAGE 4 OF 5


         (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (6)      any action similar to any of those enumerated above.

Notwithstanding  the  foregoing,   Mr.  Stadnyk  will  continue  to  review  his
investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 20, 2000, Mr. Stadnyk owned of record 700,000 shares (5.6% of the Issuer's Common Stock, and had an option to purchase up to 216,110 shares of the Issuer's Common Stock.

(b) As of October 20, 2000, Mr. Stadnyk had the sole power to vote and dispose of 700,000 shares (5.6%).

(c) On December 9, 1999, the Issuer granted to Mr. Stadnyk 566,110 common stock options, exercisable immediately to purchase common stock of the Issuer at $.41 per share. As of October 20, 2000, Mr. Stadnyk relinquished 350,000 common stock options. Other than this transaction, during the sixty-day period preceding the filing of this Schedule 13D, none of the filing persons had any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Stadnyk.

(e) Mr. Stadnyk continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.


ITEM 6.           CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR   RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO.  74005X 10 7                                               PAGE 5 OF 5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 15, 2001                 /s/ DAVID STADNYK
                                       -----------------------------------------
                                       David Stadnyk